UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Fredric M. Zinn, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-l(f) or Rule 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,957,997 shares, which constitute approximately 13.4% of the total number of shares outstanding.  All ownership percentages assume that there are 22,134,208 shares outstanding, including 160,000 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS: Edward W. Rose, III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Edward W. Rose, III is a citizen of the United States.

	7	SOLE VOTING POWER:

NUMBER OF		2,043,545 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,043,545 (1)

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,088,545 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 26168L 205	13D	Page 3 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 196,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject to options to purchase (i) 10,000 shares at $16.15 per share, (ii) 7,500 shares at $28.71 per share, (iii) 7,500 shares at $26.39 per share, (iv) 7,500 shares at $28.09 per share, (v) 12,500 shares at $14.22 per share, and (vi) 7,500 shares at $20.99 per share. Excludes deferred stock units representing 40,883 shares of Stock.

(2)
Includes 196,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options to purchase (i) 10,000 shares at $16.15 per share, (ii) 7,500 shares at $28.71 per share, (iii) 7,500 shares at $26.39 per share, (iv) 7,500 shares at $28.09 per share, and (v) 12,500 shares at $14.22 per share, all of which are exercisable within 60 days. Excludes shares subject to an option to purchase 7,500 shares at $20.99 per share which is not exercisable within 60 days. Excludes deferred stock units representing 40,883 shares of Stock.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS: James F. Gero

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

James F. Gero is a citizen of the United States.

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		142,493 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

142,493(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

187,493 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 26168L 205	13D	Page 5 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 142,493 shares held jointly with Catherine A. Gero. Excludes shares subject to options to purchase (i) 10,000 shares at $16.15 per share, (ii) 7,500 shares at $28.71 per share, (iii) 7,500 shares at $26.39 per share, (iv) 7,500 shares at $28.09 per share, (v) 12,500 shares at $14.22 per share, and (vi) 7,500 shares at $20.99 per share.

(2)
Includes 142,493 shares held jointly with Catherine A. Gero. Includes shares subject to options to purchase (i) 10,000 shares at $16.15 per share, (ii) 7,500 shares at $28.71 per share, (iii) 7,500 shares at $26.39 per share, (iv) 7,500 shares at $28.09 per share, and (v) 12,500 shares at $14.22 per share, all of which are exercisable within 60 days.  Excludes shares subject to an option to purchase 7,500 shares at $20.99 per share, which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS: John F. Cupak

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

John F. Cupak is a citizen of the United States

	7	SOLE VOTING POWER:

NUMBER OF		8,660 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,660 (1)

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,660 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 26168L 205	13D	Page 7 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 10,000 shares subject to an option at $28.33 per share, 7,000 shares subject to an option at $32.61 per share, 6,000 shares subject to an option at $11.59 per share, and 3,500 shares subject to an option at $20.99 per share.

(2)
Includes 8,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 2,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 2,800 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 4,200 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 1,200 shares subject to an option at $11.59 per share, which is exercisable within 60 days as to such shares; excludes 4,800 shares subject to such option, as to which such option is not exercisable within 60 days.    Excludes shares subject to an option to purchase 3,500 shares at $20.99 per share, which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS: Leigh J. Abrams

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Leigh J. Abrams is a citizen of the United States.

	7	SOLE VOTING POWER:

NUMBER OF		241,279 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		241,279 (1)

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

273,279 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 26168L 205	13D	Page 9 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 25,000 shares subject to an option at $28.33 per share, 20,000 shares subject to an option at $32.61 per share, 20,000 shares subject to an option at $11.59 per share, and 11,400 shares subject to an option at $20.99 per share.

(2)
Includes 20,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 5,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 8,000 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 12,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 4,000 shares subject to an option at $11.59 per share, which is exercisable within 60 days as to such shares; excludes 16,000 shares subject to such option, as to which such option is not exercisable within 60 days.    Excludes shares subject to an option to purchase 11,400 shares at $20.99 per share, which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS: Fredric M. Zinn

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Fredric M. Zinn is a citizen of the United States.

	7	SOLE VOTING POWER:

NUMBER OF		12,800 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		61,580 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,800 (1)

WITH	10	SHARED DISPOSITIVE POWER:

61,580 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,380 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 26168L 205	13D	Page 11 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 58,944 shares held jointly with Ronni Zinn.  Excludes 2,636 shares owned by one of Mr. Zinn’s adult children.  Excludes 20,000 shares subject to an option at $28.33 per share, 15,000 shares subject to an option at $32.61 per share, 20,000 shares subject to an option at $11.59 per share, and 16,000 shares subject to an option at $20.99 per share.  Excludes deferred stock units representing 34,478 shares of Stock.

(2)	Represents 2,636 shares owned by one of Mr. Zinn’s adult children, and 58,944 shares held jointly with Ronni Zinn.

(3)
Includes 2,636 shares owned by one of Mr. Zinn’s adult children.  Includes 58,944 shares held jointly with Ronni Zinn.  Includes 16,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 4,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 6,000 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 9,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 4,000 shares subject to an option at $11.59 per share, which is exercisable within 60 days as to such shares; excludes 16,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Excludes shares subject to an option to purchase 16,000 shares at $20.99 per share, which is not exercisable within 60 days.  Excludes deferred stock units representing 34,478 shares of Stock.

CUSIP No. 26168L 205	13D	Page 12 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005 and Amendment No. 16 thereto dated November 17, 2005, Amendment No. 17 thereto dated December 20, 2005, Amendment No. 18 thereto dated August 3, 2007, Amendment No. 19 thereto dated February 25, 2009: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), and Lela Helen Rose (“LHR”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 13 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.                      SECURITY AND ISSUER

No change.

Item 2.                      IDENTITY AND BACKGROUND

No change.

Item 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, JFG, FMZ, JFC AND LJA:

EWR expended an aggregate of $6,151,051 for the shares owned by him, including the shares held as Trustee for CICPS, but exclusive of shares subject to options.

JFG expended $540,150 for the shares owned by him, exclusive of shares subject to options.

JFC expended $89,381 for the shares owned by him, exclusive of shares subject to options.

LJA expended $793,433 for the shares owned by him, exclusive of shares subject to options.

FMZ expended $409,535 for the shares owned by him, including the shares owned by one of his adult children and the shares FMZ jointly owns with Ronni Zinn, exclusive of shares subject to options.

Item 4.                      PURPOSE OF TRANSACTION

No material change.

Item 5.                      INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, JFG, JFC and FMZ.

Because of (i) EWR’s sole ownership of 1,892,545 shares including 45,000 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 196,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 2,088,545 constituting approximately 9.4% of the outstanding shares of Stock.

Because of JFG’s sole ownership of 45,000 shares pursuant to options exercisable within 60 days, and the 142,493 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 187,493 shares, constituting approximately 0.8% of the outstanding shares of Stock.

Because of JFC’s sole ownership of 20,660 shares, including 12,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 20,660 constituting approximately 0.1% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 14 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

Because of LJA’s sole ownership of 273,279 shares including 32,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 273,279 constituting approximately 1.2% of the outstanding shares of Stock.

Because of FMZ’s sole ownership of 38,800 shares, including 26,000 shares pursuant to options exercisable within 60 days, and the 2,636 shares owned by one of his adult children and the 58,944 shares FMZ jointly owns with Ronni Zinn, the aggregate number of shares of Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 100,380 constituting approximately 0.5% of the outstanding shares of Stock.

Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, JFG, JFC and FMZ.

EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,043,545 shares of Stock, excluding 45,000 shares subject to options which are exercisable within 60 days.

JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 45,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 142,493 shares of Stock.

JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 12,000 shares subject to options which are exercisable within 60 days.

LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 241,279 shares of Stock, excluding 32,000 shares subject to options which are exercisable within 60 days.

FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,800 shares of Stock, excluding 26,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 58,944 shares of Stock.

CUSIP No. 26168L 205	13D	Page 15 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (c) of Item 5 is hereby partially amended by adding the following information to the end thereof:

On August 4, 2009 FMZ exercised an option for 30,000 shares of Stock at the exercise price of $12.78 per share.

On August 4, 2009 FMZ sold 25,000 shares of Stock at an average price of $19.71 per share in the open market.

On August 5, 2009 JFC exercised an option for 7,200 shares of Stock at the exercise price of $12.78 per share.

On August 5, 2009 JFC sold 7,200 shares of Stock at an average price of $20.00 per share in the open market.

On August 5, 2009 LJA exercised an option for 30,000 shares of Stock at the exercise price of $12.78 per share.

On August 5, 2009 LJA sold 30,000 shares of Stock at an average price of $19.52 per share in the open market.

On September 15, 2009 EWR exercised an option for 10,000 shares of Stock at the exercise price of $13.80 per share.

On September 17, 2009 EWR sold 10,000 shares of Stock at an average price of $22.41 per share in the open market.

On November 5, 2009 EWR sold 2,668 shares of Stock at an average price of $21.78 per share in the open market.

On November 6, 2009 JFG exercised an option for 10,000 shares of Stock at the exercise price of $13.80 per share.

On November 6, 2009 JFG sold 10,000 shares of Stock at an average price of $20.71 per share in the open market.

On November 10, 2009 EWR sold 17,302 shares of Stock at an average price of $21.50 per share in the open market.

On November 11, 2009 EWR sold 400 shares of Stock at an average price of $21.50 per share in the open market.

On December 4, 2009 FMZ donated to charity 300 shares of Stock.

On December 4, 2009 EWR sold 2,623 shares of Stock at an average price of $20.50 per share in the open market.

On December 7, 2009 EWR sold 900 shares of Stock at an average price of $20.52 per share in the open market.

On December 8, 2009 EWR sold 2,381 shares of Stock at an average price of $20.50 per share in the open market.

CUSIP No. 26168L 205	13D	Page 16 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

On December 9, 2009 EWR sold 21,918 shares of Stock at an average price of $20.50 per share in the open market.

On December 10, 2009 EWR sold 1,100 shares of Stock at an average price of $20.52 per share in the open market.

On December 14, 2009 EWR sold 333 shares of Stock at an average price of $20.50 per share in the open market.

On December 15, 2009 EWR sold 5,901 shares of Stock at an average price of $20.51 per share in the open market.

On December 16, 2009 EWR sold 5,100 shares of Stock at an average price of $20.50 per share in the open market.

On December 18, 2009 EWR sold 37,744 shares of Stock at an average price of $20.51 per share in the open market.

On December 21, 2009 EWR sold 22,000 shares of Stock at an average price of $20.62 per share in the open market.

On January 15, 2010, 7,275 shares of Stock were issued to JFG upon conversion of deferred stock units.

On February 23, 2010 EWR sold 16,074 shares of Stock at an average price of $23.51 per share in the open market.

On February 24, 2010 EWR sold 15,967 shares of Stock at an average price of $23.41 per share in the open market.

On March 1, 2010 EWR sold 66,360 shares of Stock at an average price of $23.61 per share in the open market.

On March 2, 2010 EWR sold 35,400 shares of Stock at an average price of $23.85 per share in the open market.

On March 3, 2010 EWR sold 39,644 shares of Stock at an average price of $23.93 per share in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No material change.

Item 7.                      MATERIAL TO BE FILED AS EXHIBITS

No material change.

CUSIP No. 26168L 205	13D	Page 17 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2010

	By:	/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and as Attorney-in-fact for:

Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
  Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(2)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(3)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 18 of 18 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: April 19, 2010

	By:	/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and as Attorney-in-fact for:

Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
  Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(2)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(3)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.